Exhibit 99.1

Cheche Group Announces Proposed Strategic Investment in Global Residential Energy Storage Business, Advancing Green Mobility to Green Energy Strategy

Proposed strategic investment in Long Way Fortune’s residential solar-plus-storage business, with potential to increase ownership over time, supporting Cheche’s new “Green Mobility + Green Energy” two-pillar strategy

BEIJING — September 9, 2026 — Cheche Group Inc. (Nasdaq: CCG) (“Cheche” or the “Company”), a leading auto insurance technology platform, today announced that it has entered into a non-binding term sheet in connection with a proposed strategic investment in Long Way Fortune (“Target”), a residential solar-plus-storage business with operations currently in Australia and Singapore. The term sheet is non-binding and does not obligate Cheche to consummate the proposed investment.

The proposed transaction would mark Cheche’s entry into the global residential energy market and advance its new “Green Mobility + Green Energy” strategy, with residential energy storage positioned as a potential new long-term growth engine for Cheche.

“This investment represents an important step in Cheche’s potential evolution beyond a technology platform serving the automotive industry toward a broader green energy and mobility platform serving households internationally,” said Lei Zhang, Founder and Chief Executive Officer of Cheche Group. “Building on our financing, insurance and mobility capabilities, we see residential energy storage as a significant long-term growth opportunity and a natural extension of our vision for a more integrated, intelligent and increasingly climate-conscious energy ecosystem.”

Proposed Strategic Investment

The term sheet contemplates an initial 20% minority investment in the Target with the potential for Cheche to increase its ownership interest in the Target to up to 51% over time, subject to agreed conditions and performance milestones. The transaction will be a stock-for-stock investment in the Target at an overall implied equity value of US$490 million, with Cheche’s consideration being stock-linked and subject to a delayed schedule of release over the next few years. Completion of the proposed transaction remains subject to, among other things, satisfactory due diligence, negotiation and execution of definitive agreements, approval by the respective boards and shareholders, if required, and receipt of all applicable regulatory and third-party approvals, including Nasdaq’s clearance. Subject to the satisfaction of the foregoing conditions, the Company currently aims to complete the initial investment by December 31, 2026, although there can be no assurance that definitive agreements will be executed or that the proposed transaction will be completed by that date, or at all.

From Green Mobility to Green Energy

Cheche has built deep capabilities, supporting the growth and expansion of Chinese NEV brands, and as China’s NEV industry has expanded globally, Cheche has extended these capabilities.

The proposed investment represents the next step in this evolution, expanding Cheche’s platform from serving the vehicle to serving the household. If the proposed transaction is completed, Cheche intends to develop its business around two complementary pillars:

●	Green Mobility
Financing, insurance and mobility services supporting the global growth of Chinese NEVs and their networks.

●	Green Energy
Subject to completion of the proposed transaction, participation in residential solar and energy storage, which Cheche views as a potential second long-term growth engine.

Cheche believes these businesses have significant potential strategic synergies. As households increasingly adopt both electric vehicles and distributed energy, the home can become an integrated energy platform, where solar generates power, storage optimizes it, software manages it, and NEVs consume it.

The Target’s residential energy storage business offers integrated solar-plus-storage solutions for households. Its systems combine LFP battery technology, energy management software and multiple layers of safety protection, supported by established manufacturing and local installer networks.

Starting with Australia as its entry market, the Target is expanding internationally by setting up regional branches and distribution networks in Europe and Asia.

Building an Intelligent Home Energy Platform

Cheche’s longer-term ambition extends beyond selling batteries or solar systems. It aims to build an intelligent home energy platform connecting generation, storage, energy management and mobility.

AI and data will play an increasingly important role, enabling the platform to forecast household demand, optimize energy flows and improve system economics over time.

If the proposed transaction is completed, the combined platform’s potential competitive advantages could be developed around four reinforcing capabilities:

●	Local market expertise: Developing and applying market-specific knowledge of grid, regulatory and tariff requirements.

●	Engineering: Tight integration of hardware, software and intelligent controls.

●	Channel ecosystem: Building relationships with local installers and service partners.

●	Data and AI: The potential to develop a growing data foundation that enables increasingly intelligent energy management.

If the proposed transaction is completed and successfully integrated, these capabilities could support Cheche’s longer-term objective of expanding beyond financial and mobility services toward a broader platform connecting green energy, mobility and climate-conscious homes.

The term sheet is non-binding, except for certain customary provisions, and the proposed transaction remains subject to negotiation. There can be no assurance that the parties will enter into definitive agreements or that the proposed transaction will be completed on the proposed terms, within the anticipated timeframe or at all.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding the entry into definitive agreements, the completion of the proposed transaction, the realization of the anticipated synergies from the proposed transaction, the growth potential of the new business initiatives, and the outlook of the relevant industries and geographics, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

About Long Way Fortune

Long Way Fortune is a home energy technology company focused on building an AI-enabled home energy platform for residential users in Australia and, longer term, in Europe and Asia. Long Way Fortune provides integrated household energy solutions designed around the transition from standalone rooftop solar installations to combined solar, energy storage and intelligent energy management systems. Through software, data and intelligent dispatch capabilities, Long Way Fortune aims to improve residential energy-use efficiency and provide safe, reliable and practical home energy solutions for everyday life. Learn more at https://www.energy-lib.com/en.

Cheche Group Inc.:

IR@chechegroup.com

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Crocker Coulson

Crocker.coulson@aumadvisors.com

(646) 652-7185